12g Exemption # 82-3480

TRANS AMERICA INDUSTRIES LTD.

#300 – 905 West Pender Street,
Vancouver, B.C. V6C 1L6
Telephone: (604) 688-8042 Fax: (604) 689-8032

TSX VENTURE: TSA

NEWS RELEASE

DECEMBER 13, 2006

TRANS AMERICA PROVIDES YEAR END URANIUM REVIEW

Trans America Industries is pleased to provide an update regarding the acquisition activities of its U.S.-incorporated affiliate, Neutron Energy, Inc (NEI). In the past nineteen months, NEI has acquired more than 150,000 acres of mineral rights for uranium in over a dozen areas in five U.S. states.

The acreage includes advanced-stage projects such as Juan Tafoya in New Mexico which is reported to contain historical resources in two deposits aggregating [(1)] 11.45 million pounds of U_3O_8. One of the sandstone-hosted deposits at Juan Tafoya reportedly contains a resource of 4.78 million tons grading 0.112% U_3O_8 (2.24 pounds per ton) while the other has 0.42 million tons averaging 0.09% U_3O_8 (1.8 pounds per ton)[(2)].

This particular project underwent early stages of development including the construction of a mill and the sinking of a 1,600 ft. shaft to within 200 ft. of the mineralized horizon. Further development was suspended because of the rapid deterioration of the uranium market in the early 1980s.

NEI's acquisition concept was introduced to Trans America by NEI's president Kelsey L. Boltz, a 1953 Geological Engineering graduate of the Colorado School of Mines. His early involvement in the uranium business was as founder of Colamer Corporation which was responsible for the discovery and production of several uranium deposits in the Grants District of New Mexico.

The Grants District hosts properties that are subject to the Ambrosia Lake Joint Venture between NEI and Trans America. The joint venture has obtained considerable technical information on their properties including drill results which not only attribute historical resources[(1)] but establish mineralized trends beyond the calculated resource areas. Widespread drilling previously undertaken by Conoco intersected what appears to be the southeastern extension of Strathmore Minerals' Roco Honda deposit into the joint venture's holdings.

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Historical resources [1] within the Ambrosia Lake Joint Venture's holdings include the Frosty-Ox deposit (303,685 tons of 0.165% U_3O_8 or 3.3 pounds per ton), representing 1,002,160 pounds of U_3O_8[2]. Among the higher grade results reported by Homestake Mining, United Nuclear and Enerdyne Corp were 8.0 ft grading 0.33% U_3O_8 (6.6 pounds per ton), 14.5 ft. averaging 0.31% U_3O_8 (6.2 pounds per ton) and 15.5 ft of 0.29% U_3O_8 (5.8 pounds per ton).

Historical records also attribute resources to the Cliffside mine deposit and the Palo Verde deposit which fall within the joint venture's holdings. Significant drill results occur between the Frosty-Ox westward to the Cliffside mine and eastwardly to Laramide Resources' Melrich deposit.

The NEI-Trans America joint venture has applied for permits to drill along this mineralized trend for a distance of approximately two miles. No work is planned at the present time for a parallel trend lying to the south which contains a historical resource [1] of 3.0 million pounds U_3O_8 contained in 0.44 million tons grading 0.34% U_3O_8 or 6.8 pounds per ton[2].

During the 1970s Mr. Boltz was President of Nuclear Dynamics Inc. which held joint ventures with such companies as Bethlehem Steel, Phillips Petroleum and Conoco. Most of their work involved the development of roll-front deposits in Wyoming employing in-situ production models.

At that time Mr. Boltz was associated with Albert F. Stoick, an engineering graduate of the South Dakota School of Mines who also holds a masters degree from Stanford. Mr. Stoick began his career as a field geologist conducting uranium exploration for Homestake Mining Company and has since been involved in every stage of uranium exploration, development and mining in South Dakota and Wyoming.

He led NEI's acquisition program in the Edgemont area of North Dakota which had been explored by the TVA (Tennessee Valley Authority), Federal Resources and Homestake. Being privy to the drill results, Mr. Stoick was able to obtain claims and leases over a number of promising areas where concentrated drilling had taken place. He is presently acting as a senior technical advisor to NEI.

Another NEI associate, James F. Davis, has been active on NEI's behalf in Wyoming. In addition to being a geological graduate of the University of Wyoming, he is a graduate of MIT and the Sloan School Senior Executive Program. He previously headed Rocky Mountain Energy in conjunction with the Southern California Edison Company. The Copper Mountain uranium deposit was developed under Mr. Davis' direction.

When NEI's acquisition program commenced, the Copper Mountain deposit was already staked by Strathmore Minerals Corp. However, because or Mr. Davis' unique familiarity with the property and possession of drill records, NEI was able to acquire strategic leases and claims within the core area and immediately around the Copper Mountain deposit.

During the entire acquisition period all ground and technical work was supervised by Dean T. (Ted) Wilton who oversaw a group of landsmen, surveyors, claim stakers and uranium geologists. All of these individuals were well known to NEI and in most cases had worked for Rocky Mountain Energy as had Mr. Wilton who is a geological graduate of the New Mexico Institute of Mining and Technology.

Following the uranium boom in the 1980s, Mr. Wilton established a distinguished career as a domestic and international gold geologist with such companies as Freeport-McMoRan, Independence Mining, and Kinross. He left a senior position with gold producer, Queenstake Resources USA, to join NEI.

The projects mentioned above are some of the NEI-Trans America joint venture's more prominent holdings but do not include some less advanced properties with known uranium potential that were acquired based on the accumulated experience of NEI's technical and associated personnel.

NEI commenced business with an investment of $1.25 million U.S. from Trans America which was directed at uranium acquisitions in the Western U.S. Trans America also contributed $495,000 U.S. for the acquisition costs of the Ambrosia Lake properties which will be operated as a straight joint venture between Trans America and NEI.

With the sponsorship of Haywood Securities of Vancouver, NEI has during the course of 2006 issued two series of convertible notes for approximately $8 million U.S. When the second series of notes are converted, one dollar share purchase warrants will be attached which could generate an additional $8.4 million U.S. It is NEI's intention to become a publicly traded company at which time Trans America's interest in NEI will represent approximately 20% of its outstanding shares, making it the largest individual shareholder.

Intense competition and complex property negotiations contributed to the lengthy time period it has taken to assemble these holdings. Some of NEI's holdings are checker-boarded by holdings of other companies and conversely NEI has ground adjoining historical resources [1] of its competitors.

Trans America foresees property amalgamations, joint ventures and other forms of rationalization given the number of players and ownership situations in the Western U.S. Trans America believes that in-situ roll-front models lend themselves to joint development and the Company is hopeful that as these arrangements transpire Trans America can broaden its exposure to the uranium exploration and production business.

Comments on Historic Resources

(1) All resource estimates quoted herein are based on data and reports obtained and prepared by previous operators. This historic resource estimate is considered to be relevant, and is believed to be reliable based on the amount and quality of historic work completed. The Company has not completed the work necessary to independently verify the classification of the mineral resource estimates. The Company is not treating the mineral resource estimates as National Instrument 43-101 defined resources verified by a qualified person.